New issue announcement
Perth, Australia
CHANGE OF ADDRESS

We advise that, with effect from 5 April 2004, the registered office and principal office of Orbital Engine Corporation
Limited has changed to:

4 Whipple Street
Balcatta
Western Australia 6021

The Companys postal
address is

PO Box 901
Balcatta
Western Australia 6914

The Companys telephone 61 8 9441 2311
and facsimile numbers 61 8 9441 2345 remain unchanged.


ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Keith Halliwell
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668